Exhibit (a)(1)(vi)

Supplement to the Offer to Purchase

by

JARDEN CORPORATION

to

Increase the Cash Purchase Price to Not Greater than $36.00 per Share

Nor Less than $32.00 per Share

for

Up to $500 Million in Value of Shares of Its Common Stock

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS

WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON

MONDAY, MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED

(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”)

On January 26, 2012, Jarden Corporation, a Delaware corporation (the “Company,” “Jarden,” “we,” “us” or “our”), distributed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to stockholders to tender up to $500 million in value of shares of our common stock, $0.01 par value per share (the “Shares”), for purchase by us at a price not greater than $33.00 nor less than $30.00 per Share in a modified “Dutch auction” tender offer. The Company, by this supplement (this “Supplement,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase as follows. Each reference in the Original Offer to Purchase to the maximum purchase price per share or maximum Final Purchase Price under the Offer of “$33.00” is hereby amended by replacing it with “$36.00,” and each reference in the Original Offer to Purchase to the minimum purchase price per share or minimum Final Purchase Price under the Offer of “$30.00” is hereby amended by replacing it with “$32.00.”

As a result, we now invite our stockholders to tender up to $500 million in value of Shares for purchase by us at a price not greater than $36.00 nor less than $32.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Amended Letter of Transmittal delivered herewith. The Offer is also amended to extend the expiration date until 12:00 midnight, New York City time, on Monday, March 5, 2012.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING THE FINANCING CONDITION. SEE SECTION 7.

The Shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “JAH.” We announced our intention to make the Offer, at a price not greater than $33.00 nor less than $30.00 per Share, on January 24, 2012 prior to market open. On January 24, 2012, which was the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $33.79 per Share. On February 17, 2012, which was the last full trading day prior to our announcement of our intention to increase the purchase price for the Shares and extend the expiration date of the Offer, the last reported sale price of the Shares was $34.51 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE AND ANY RELATED DOCUMENTS, AND ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

IMPORTANT

To the holders of our common stock:

We have determined that it would be in the best interest of the Company’s stockholders, in light of market conditions, to increase the Final Purchase Price at which we may purchase Shares properly tendered and not properly withdrawn in the Offer from a price not greater than $33.00 nor less than $30.00 per Share to a price not greater than $36.00 nor less than $32.00 per Share. We have also extended the Expiration Date for the Offer until 12:00 midnight, New York City time, on Monday, March 5, 2012.

As a result, we will select the lowest single purchase price, not greater than $36.00 nor less than $32.00 per Share, that will allow us to purchase $500 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”), upon the terms and subject to the conditions described in the Offer. If, based on the Final Purchase Price, Shares having an aggregate value of less than $500 million are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 3 of the Original Offer to Purchase. You may tender your shares using the Amended Letter of Transmittal provided herewith and following the procedures for tendering shares set forth in the Offer to Purchase.

If you have previously tendered Shares, and you do not wish to withdraw the tender of all or any portion of those Shares, you do not need to take any further action in response to this Supplement. As a result of the increase in the minimum price from $30.00 per Share to $32.00 per Share, any Shares previously tendered into the Offer at any price below $32.00 per Share will now be deemed to have been tendered at $32.00 per Share.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered shares, as set forth in Section 5 of the Original Offer to Purchase.

If you have previously tendered Shares, and you wish either to increase the number of Shares tendered or change your indications of a specific price at which Shares are being tendered, please submit a new and later-dated Amended Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase or, if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered Shares be changed.

This Supplement should be read in conjunction with the Original Offer to Purchase. This Supplement, the Original Offer to Purchase and related Amended Letter of Transmittal, as each may be further amended or supplemented from time to time, constitute the “Offer.” Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Each reference in the Original Offer to Purchase to the maximum purchase price per share or maximum Final Purchase Price under the Offer being “$33.00” is hereby amended by replacing it with “$36.00,” and each reference to the minimum purchase price per share or minimum Final Purchase Price under the Offer being $30.00 is hereby amended by replacing it with “$32.00.” Accordingly, each reference in the Original Offer to Purchase to a “price”, “purchase price” or “lowest single purchase price” being “not greater than $33.00 nor less than $30.00 per Share” shall be amended by replacing it with “not greater than $36.00 nor less than $32.00 per Share”, except with respect to references to the Company’s announcement on January 24, 2012 of its intention to make the Offer at a price “not greater than $33.00 nor less than $30.00 per Share”, which references shall not be amended.

Each reference to the number of Shares we could purchase if the Offer is fully subscribed at the maximum purchase price or maximum Final Purchase Price being “15,151,515” is hereby amended by replacing it with “13,888,888,” and each reference to the percentage of issued and outstanding Shares as of January 24, 2012 that such number of Shares represent is hereby amended by replacing “16.6%” with “15.2%.” Each reference to the number of Shares we could purchase if the Offer is fully subscribed at the minimum purchase price or minimum Final Purchase Price being “16,666,666” is hereby amended by replacing it with “15,625,000,” and each reference to the percentage of issued and outstanding Shares as of January 24, 2012 that such number of Shares represent is hereby amended by replacing “18.2%” with “17.1%.”

Each reference to the Letters of Transmittal shall be deemed to also include the Amended Letters of Transmittal delivered herewith. Each reference to Notice of Guaranteed Delivery shall be deemed to also include the Amended Notice of Guaranteed Delivery delivered herewith.

Each reference in the Original Offer to Purchase to an expiration date or the Expiration Date is hereby amended by replacing “12:00 midnight, New York City time, on Thursday, February 23, 2012” with “12:00 midnight, New York City time, on Monday, March 5, 2012.”

Under the heading “Amendments to Specific Provisions,” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

SUMMARY OF THE AMENDED OFFER

This summary highlights certain material information regarding the Offer, as amended, but you should realize that it does not describe all of the details of the tender offer to the same extent described in the Original Offer to Purchase. We urge you to read the entire Original Offer to Purchase and the related Amended Letter of Transmittal because they contain important information regarding the Offer.

What is the purpose of the Offer?

We believe that investing in our own Shares within our price range, through this modified “Dutch auction” tender offer, is an appropriate use of capital and an efficient and effective means to provide long-term value to our stockholders. In addition, we believe that this tender offer is a prudent use of our financial resources given our business profile, strategic position, cash flow, capital structure and the current market price of the Shares. We believe that the tender offer set forth in this Offer to Purchase represents an opportunity for our stockholders to tender all or a portion of their Shares and thereby potentially receive a return of some or all of their investment if they so elect. See Section 2, Section 9 and Section 12.

How many Shares will we purchase in the Offer?

We will purchase up to $500 million in value of Shares in the Offer or a lower amount depending on the number of Shares properly tendered and not properly withdrawn. At the maximum Final Purchase Price of $36.00 per Share, we could purchase 13,888,888 Shares if the Offer is fully subscribed, which would represent approximately 15.2% of the issued and outstanding Shares as of January 24, 2012. At the minimum Final Purchase Price of $32.00 per Share, we could purchase 15,625,000 Shares if the Offer is fully subscribed, which would represent approximately 17.1% of the issued and outstanding Shares as of January 24, 2012. If, based on the Final Purchase Price, more than $500 million in value of Shares are properly tendered and not properly withdrawn, we will purchase all Shares tendered at or below the Final Purchase Price on a pro rata basis, but Shares tendered in amounts of less than 100 Shares (“odd lots”) will be purchased first. We expressly reserve the right in our sole discretion to purchase additional Shares in the Offer, subject to applicable law. See Section 1. The Offer is not conditioned on any minimum number of Shares being tendered but is subject to certain other conditions, including the Financing Condition. See Section 7.

In accordance with the rules of the SEC, we may, in our sole discretion, increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. See Section 1.

What will the purchase price for the Shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch auction.” This procedure allows you to select the price, within the price range specified by us, at which you are willing to sell your Shares. The price range for the Offer is $32.00 to $36.00 per Share. See Section 1. We will select the single lowest purchase price, not greater than $36.00 nor less than $32.00 per Share, that will allow us to purchase $500 million in value of Shares at such price, based on the number of Shares tendered, or, if fewer Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. We will purchase all Shares at the Final Purchase Price, even if you have selected a purchase price lower than the Final Purchase Price, but we will not purchase any Shares tendered at a price above the Final Purchase Price.

If you wish to maximize the chance that we will purchase your Shares, you should check the box in the section entitled “Shares Tendered At Price Determined Pursuant To The Offer” in the section of the Amended Letter of Transmittal captioned “Price Per Share At Which Shares Are Being Tendered,” indicating that you will accept the Final Purchase Price we determine. You should understand that this election may have the effect of lowering the Final Purchase Price and could result in your Shares being purchased at the minimum price of

$32.00 per Share, and could be below the last reported sale price of the Shares on the NYSE on the Expiration Date. On February 17, 2012, the last full trading day prior to our announcement of our intention to increase the maximum purchase price for the Shares and extend the expiration date of the Offer, the last reported sale price of the Shares was $34.51 per Share.

If we purchase your Shares in the Offer, we will pay you the Final Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the Final Purchase Price, even if there is a delay in making payment. See the Introduction, Section 1 and Section 3.

How long do I have to tender my Shares?

You may tender your Shares until the Offer expires. The Offer will expire on Monday, March 5, 2012, at 12:00 midnight, New York City time, unless we extend the Offer. See Section 1. We may choose to extend the Offer at any time and for any reason. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Section 1 and Section 15. If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to find out its deadline. See Section 3.

If I have not yet tendered Shares in the Original Offer to Purchase, how do I tender my Shares?

If you want to tender all or part of your Shares, you must do one of the following before 12:00 midnight, New York City time, on Monday, March 5, 2012, or any later time and date to which the Offer may be extended:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender your Shares for you;

•

if you hold certificates registered in your own name, complete and sign an Amended Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Amended Letter of Transmittal, to the Depositary at the address appearing on the back cover page of this Offer to Purchase;

•	if you are an institution participating in the Book-Entry Transfer Facility, tender your Shares according to the procedure for book-entry transfer described in Section 3;

•

if you are a holder of vested options, you may exercise your vested options and tender any Shares issued upon such exercise. You must exercise your options sufficiently in advance of the Expiration Date to receive your Shares in order to tender. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason; or

•

if you participate in the Company’s ESPP, you may tender Shares that you have purchased through the ESPP. If you have purchased Shares through the ESPP up to and including the purchase period that ended October 31, 2011, and hold such Shares at Computershare (administrator of our ESPP), contact Computershare and request that Computershare tender your Shares. If you have transferred any Shares purchased through the ESPP to another broker, you will receive instructions from such broker with respect to tendering those ESPP Shares. Computershare has informed us that the instructions of ESPP participants must be received by it no later than 5:00 p.m., New York City time, on Wednesday, February 29, 2012, in order for it to be able to act on a participant’s instructions in a timely manner (unless the Offer is extended by the Company).

If you want to tender your Shares, but: (a) the certificates for your Shares are not immediately available or cannot be delivered to the Depositary by the Expiration Date; (b) you cannot comply with the procedure for book-entry transfer by the Expiration Date; or (c) your other required documents cannot be delivered to the Depositary by the Expiration Date, you can still tender your Shares if you comply with the guaranteed delivery procedures described in Section 3.

We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

You may contact the Information Agent, the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent and the Dealer Manager is set forth on the back cover of this Supplement. See Section 3 and the Instructions to the Letter of Transmittal.

If I tendered Shares under the Original Offer to Purchase and I do not wish to withdraw those Shares, do I need to do anything further?

No. If you have previously tendered your Shares, and you do not wish to either withdraw the tender of those Shares, increase the number of Shares tendered or change your indication of a specific price at which Shares are being tendered, you do not need to take any further action in response to this Supplement. As a result of the increase in the minimum price from $30.00 per Share to $32.00 per Share, any Shares previously tendered into the Offer at any price below $32.00 per Share will now be deemed to have been tendered at $32.00 per Share.

If I tendered shares under the Original Offer to Purchase and I wish either to increase the number of shares tendered or change my indications of a specific price at which Shares are being tendered, what do I need to do?

If you have previously tendered Shares, and you wish either to increase the number of Shares tendered or change your indications of a specific price at which Shares are being tendered, please submit a new and later-dated Amended Letter of Transmittal (which will supersede your original Letter of Transmittal) containing your new instructions in accordance with the procedures contained in Section 3 of the Original Offer to Purchase or, if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered Shares be changed. See Sections 3 and 4.

Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?

Yes. You may withdraw any Shares you have tendered at any time before 12:00 midnight, New York City time, on Monday, March 5, 2012, or any later Expiration Date, if the Offer is extended. If after 12:00 midnight, New York City time, on the night of Thursday, March 22, 2012 (the fortieth business day following the commencement of the Offer), we have not accepted for payment the Shares you have tendered to us, you may also withdraw your Shares at any time thereafter. See Section 4.

What does the Board of Directors think of the Offer?

Our Board of Directors has authorized us to make the Offer. However, neither we nor any member of our Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Amended Letter of Transmittal, including our reasons for making the Offer. See Section 2. You should discuss whether to tender your Shares with your broker or other financial or tax advisors.

Will your directors and executive officers tender Shares in the Offer?

Martin E. Franklin, our Executive Chairman, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our Chief Executive Officer, have committed to tendering in the aggregate 526,000 Shares in the Offer, or approximately 10.5% of each of their respective current beneficial holdings of Shares in the Company. Each of our other directors and executive officers has indicated such person may tender up to 15% of their Shares in the Company.

What is the recent market price of my Shares?

We announced our intention to make the Offer, originally at a price not greater than $33.00 nor less than $30.00 per share, on January 24, 2012 prior to the open of the market. On January 23, 2012, which was the last reported sale price of the Shares was $30.71 per Share, and the average closing price was $30.69 over the preceding three months. On January 25, 2012, which was the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $34.76 per Share. On February 17, 2012, the last full trading day prior to our announcement of our intention to increase the purchase price for the Shares and to extend the expiration date of the Offer, the last reported sale price of the Shares was $34.51 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares. See Section 8.

Who should I contact with questions about the Offer?

The Information Agent or the Dealer Manager can help answer your questions. The Information Agent is Georgeson Inc. and the Dealer Manager is Barclays Capital. Their contact information is set forth in the Original Offer to Purchase and the back cover page of this Supplement.

Amendments to Specific Provisions

1.	Number of Shares; Proration.

The first four paragraphs of Section 1 are amended and restated as follows:

Upon the terms and conditions of such extension or amendment), we will purchase up to $500 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date at a price not greater than $36.00 nor less than $32.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”). If, based on the Final Purchase Price, Shares having an aggregate value of less than $500 million are properly tendered and not properly withdrawn, we will buy all Shares properly tendered and not properly withdrawn.

The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, March 5, 2012, unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.

Subject to all applicable laws and the terms and conditions of the Offer, the Company reserves the right, as described in Section 7 and in Section 15, to waive conditions thereto, in its sole discretion, and/or extend, withdraw, terminate, delay or amend the Offer in any case by making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must either (1) specify that they are willing to sell their Shares to us at the Final Purchase Price (which could result in the tendering stockholder receiving a purchase price per Share as low as $32.00), or (2) specify the price or prices, not greater than $36.00 nor less than $32.00 per Share, at which they are willing to sell their Shares to us under the Offer. Prices may be specified in multiples of $0.25. Promptly following the Expiration Date, we will determine the Final Purchase Price that we will pay for Shares properly tendered and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest single purchase price, not greater than $36.00 nor less than $32.00 per Share, that will allow us to purchase $500 million in value of Shares, or a lower amount depending on the number of Shares properly tendered and not properly withdrawn. We will purchase all Shares in the Offer at the Final Purchase Price.

3.	Procedures for Tendering Shares.

At the end of Section 3, the following paragraph shall be added:

If a Stockholder have previously tendered Shares and wishes either to change the number of Shares tendered or such Stockholder’s indications of a specific price at which Shares are being tendered, the Stockholder must withdraw all previously tendered Shares in accordance with the procedures described in Section 4 hereof, and submit a new Amended Letter of Transmittal expressing its new instructions with respect to the tender of such Stockholder’s Shares.

8.	Price Range of Shares; Dividends.

The table under Section 8 of the Original Offer to Purchase is hereby amended by replacing it in its entirety with the following:

	High	Low
2010:
First Quarter	$35.11	$29.34
Second Quarter	34.63	25.50
Third Quarter	31.49	25.55
Fourth Quarter	34.52	30.32
2011:
First Quarter	$37.50	$30.89
Second Quarter	37.50	31.16
Third Quarter	35.17	25.60
Fourth Quarter	34.95	26.52
2012
First Quarter (through February 16, 2012)	$34.82	$29.51

12.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

The third paragraph in Section 12 is hereby amended by replacing it in its entirety with the following:

Martin E. Franklin, our Executive Chairman, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our Chief Executive Officer, have committed to tendering in the aggregate 526,000 Shares in the Offer, or approximately 10.5% of each of their respective current beneficial holdings of Shares in the Company. Each of our other directors and executive officers has indicated such person may tender up to 15% of their Shares in the Company.

JARDEN CORPORATION

February 21, 2012

The Amended Letter of Transmittal and certificates for Shares, and any other required documents should be sent or delivered by each stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of Shares, stockholders are directed to contact the Depositary. Stockholders submitting certificates representing Shares to be tendered must deliver such certificates together with the Amended Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share certificates will not be accepted.

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission (for eligible institutions only):	By Registered, Certified, Express Mail or by Overnight Courier Delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Facsimile: (617) 360-6810 Confirm by Telephone: (781) 575- 2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

The Information Agent for the Offer is:

199 Water Street—26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 695-6075

The Dealer Manager for the Offer is:

Barclays Capital

Corporate Services

745 Seventh Avenue

New York, New York 10019

Call Toll Free: (888) 610-5877

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth on the following page. Requests for additional copies of this Supplement to the Offer to Purchase, the Offer to Purchase, the Amended Letter of Transmittal, the Amended Notice of Guaranteed Delivery or related documents may be directed to the Information Agent at its telephone numbers or address set forth on the following page. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.